Sandler O’Neill + Partners, L.P.

1251 Avenue of the Americas

6th Floor

New York, NY 10020

June 19, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             HarborOne NorthEast Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-230183

Request for Acceleration of Effective Date

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join HarborOne NorthEast Bancorp, Inc. (the “Company”) in requesting that the effective date of the Company’s above-referenced registration statement on Form S-1 be accelerated to June 21, 2019 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer Docherty
Jennifer Docherty
Authorized Signatory